September 7, 2010

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Kathleen Collins, Accounting Branch Chief

Re:	Epicor Software Corp.
Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 12, 2010
Form 10-Q for the Quarterly Period Ended June 30, 2010
Filed August 6, 2010
File No. 000-20740

Ladies and Gentlemen:

On behalf of Epicor Software Corporation (the “Company”), we respectfully advise the staff (the “Staff”) of the Securities and Exchange Commission that the Company is in receipt of the Staff’s letter dated August 23, 2010 containing comments regarding the above-referenced filings. The Company respectfully advises the Staff that it expects to respond to the Staff’s letter on or about September 10, 2010.

Please do not hesitate to call me at (650) 493-9300 if you have any questions or require additional information. On behalf of the Company, I thank you in advance for your consideration.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Lisa L. Stimmell

cc:	L. George Klaus, Chairman, President and CEO, Epicor Software Corporation